SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

LSB INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $.010 per Share

(Title of Class of Securities)

502160104

(CUSIP Number)

Jayhawk Capital Management, L.L.C.

Attention: Kent C. McCarthy

8201 Mission Road, Suite 110

Prairie Village, Kansas 66208

Tel. No.: (913) 642-2611

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D/A

CUSIP NO. 502160104

1.	Name of Reporting Person/I.R.S. Identification No. of above person Kent C. McCarthy

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF, AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

2,387,785 (includes 1,164,285 shares of common stock receivable upon conversion of 268,950 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement)

  8.    Shared Voting Power

         0

  9.    Sole Dispositive Power

2,387,785 (includes 1,164,285 shares of common stock receivable upon conversion of 268,950 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement)

10. Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,387,785 (includes 1,164,285 shares of common stock receivable upon conversion of 268,950 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.03%

14.	Type of Reporting Person IN

SCHEDULE 13D/A

CUSIP NO. 502160104

1.	Name of Reporting Person/I.R.S. Identification No. of Above Person Jayhawk Capital Management, L.L.C. (48-1172612)

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC, AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

2,113,754 (includes 1,061,254 shares of common stock receivable upon conversion of 245,150 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement)

  8.    Shared Voting Power

0

  9.    Sole Dispositive Power

2,113,754 (includes 1,061,254 shares of common stock receivable upon conversion of 245,150 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement)

10. Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,113,754 (includes 1,061,254 shares of common stock receivable upon conversion of 245,150 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 15.07%

14.	Type of Reporting Person IA

SCHEDULE 13D/A

CUSIP NO.    502160104

1.	Name of Reporting Person/I.R.S. Identification No. of above person Jayhawk Institutional Partners, L.P. (48-1172611)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

1,743,192 (includes 690,692 shares of common stock receivable upon conversion of 159,550 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement)

  8.    Shared Voting Power

0

  9.    Sole Dispositive Power

1,743,192 (includes 690,692 shares of common stock receivable upon conversion of 159,550 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement)

10. Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,743,192 (includes 690,692 shares of common stock receivable upon conversion of 159,550 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, and 112,500 shares of common stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 12.43%

14.	Type of Reporting Person PN

SCHEDULE 13D/A

CUSIP NO.    502160104

1.	Name of Reporting Person/I.R.S. Identification No. of above person Jayhawk Investments, L.P. (48-1172620)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

370,562 (includes 370,562 shares of common stock receivable upon conversion of 85,600 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

  8.    Shared Voting Power

0

  9.    Sole Dispositive Power

370,562 (includes 370,562 shares of common stock receivable upon conversion of 85,600 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

10. Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

370,562 (includes 370,562 shares of common stock receivable upon conversion of 85,600 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 2.64%

14.	Type of Reporting Person PN

SCHEDULE 13D/A

This Amendment No. 4 to Schedule 13D (the “Amendment”) is being filed on behalf of Jayhawk Institutional Partners, L.P., a Delaware limited partnership (“Jayhawk Institutional”), Jayhawk Investments, L.P., a Delaware limited partnership (“Jayhawk Investments”), their general partner, Jayhawk Capital Management, L.L.C., a Delaware limited liability company (“Jayhawk”), and its manager, Kent C. McCarthy. This Schedule 13D amends the initial statement on Schedule 13D relating to shares of common stock of LSB Industries, Inc., a Delaware corporation (the “Issuer”) as filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2001 (the “Original 13D”), as amended by Amendment No. 1 filed with the Commission on March 22, 2002, as amended by Amendment No. 2 filed with the Commission on March 28, 2003, as amended by Amendment No. 3 filed with the Commission on November 12, 2003 . The Original 13D is hereby amended and restated as follows:

Item 1. Security and Issuer.

Securities Acquired: Shares of Common Stock, par value $0.10 per share (the “Common Stock”).

Issuer: LSB Industries, Inc.

16 South Pennsylvania

Oklahoma City, OK 73107

Item 2. Identity and Background.

Jayhawk Institutional and Jayhawk Investments are investment partnerships and Jayhawk is their general partner. Mr. McCarthy is the manager of Jayhawk and controls its activities. Jayhawk Institutional, Jayhawk Investments and Jayhawk are organized under the laws of Delaware and are located at 8201 Mission Road, Suite 110, Prairie Village, KS 66208. The principal occupation of Mr. McCarthy is investment management and he is a United States Citizen. Mr. McCarthy’s business address is 8201 Mission Road, Suite 110, Prairie Village, KS 66208. None of Jayhawk, Jayhawk Investments, Jayhawk Institutional or Mr. McCarthy (i) has been convicted in a criminal proceeding during the last five years or (ii) was or is a party to a civil proceeding of a judicial or administrative body or competent jurisdiction during the past five years and as a result thereof subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.

As of February 18, 2002, Jayhawk Investments had invested $768,760 in shares of Common Stock and shares of $3.25 Convertible Exchangeable Class C Preferred Stock (“Class C Preferred Stock”); Jayhawk Institutional had invested $1,388,502 in shares of Common Stock and Class C Preferred Stock; and Mr. McCarthy had invested $435,935 in shares of Common Stock and Class C Preferred Stock. The above amounts include any brokerage commissions incurred in the investments. The source of these funds was the working capital of each entity and the personal funds of Mr. McCarthy, and reported as such in Amendment No. 1 to the Original 13D filed March 22, 2002 (Amendment No. 1).

On March 27, 2003, Jayhawk Institutional purchased 450,000 shares of Common Stock and warrants to purchase 112,500 shares of Common Stock for an aggregate purchase price of $1,570,500. The source of funds for this transaction was the working capital of Jayhawk Institutional.

On November 1, 2003, Jayhawk Investments exchanged 54,700 shares of Class C Preferred Stock for a non-controlling interest in another entity for $40 per share. On December 4, 2003 Mr. McCarthy sold 30,000 shares of Common Stock for $5.95 per share for an aggregate sale price of $178,500. On January 2, 2004, Jayhawk Institutional sold 25,000 shares of Common Stock for $6.25 per share for an aggregate sale price of $156,250. On January 6, 2004, Jayhawk Institutional sold 47,500 shares of Common Stock for $6.1061 per share for an aggregate sale price of $290,039.75. On January 7, 2004, Jayhawk Institutional sold 35,000 shares of Common Stock for $6.01 per share for an aggregate sale price of $210,350.

Item 4. Purpose of the Transaction.

Jayhawk, Jayhawk Investments, Jayhawk Institutional, and Mr. McCarthy (collectively, the “Shareholders”) originally acquired the shares of Common Stock and Class C Preferred Stock (collectively, the “Shares”) because they believed that the Shares were undervalued at the then-current market prices and represented an attractive investment opportunity. The Shareholders further believed that unexploited opportunities to increase the value of the Shares existed. Mr. McCarthy, as a holder of Class C Preferred Stock, participated in the nomination and election of two individuals to serve on the board of directors and hopes to work with the Issuer’s management and board of directors to identify and pursue opportunities to increase the value of the Shares. Such opportunities may include raising additional capital or entering strategic alliances that could fund future growth and expansion or exploring possible business combinations. Jayhawk Investments exchanged its Class C Preferred Stock for the purpose of acquiring a non-controlling interest in another entity.

The Shareholders reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of the Shareholders’ general investment and trading policies, market conditions, the availability of shares of Common Stock or Class C Preferred Stock or other factors. The Shareholders may contact the Issuer, officers and directors of the Issuer, third parties and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, none of the Shareholders has present plans or proposals that would result in any of the following:

1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

3) any material change in the present capitalization or dividend policy of the Issuer;

4) any other material change in the Issuer’s business or corporate structure;

5) any change in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

6) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

7) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

8) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. McCarthy beneficially owns 2,387,785 shares of Common Stock (which includes 1,164,285 shares of Common Stock receivable upon conversion of 268,950 shares of Class C Preferred Stock and 112,500 shares of Common Stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement), which represents 17.0% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,387,785 shares beneficially owned by Mr. McCarthy by (ii) the sum of (A) 12,510,808 shares of Common Stock outstanding as of October 31, 2003 based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2003, (B) the 1,401,081 shares of Common Stock receivable upon conversion of the Class C Preferred Stock and (C) the 112,500 shares of Common Stock issuable upon the exercise of warrants.

As of the date hereof, Jayhawk beneficially owns 2,113,754 shares of Common Stock (which includes 1,061,254 shares of Common Stock receivable upon conversion of 245,150 shares of $3.25 convertible exchangeable class C Preferred Stock and 112,500 shares of Common Stock that may be acquired upon exercise of warrants exercisable within 60 days of the date of this statement), which represents 15.0% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,113,754 shares beneficially owned by Jayhawk by (ii) the sum of (A) 12,510,808 shares of Common Stock outstanding as of October 31, 2003 based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2003, (B) the 1,401,081 shares of Common Stock receivable upon conversion of the Class C Preferred Stock and (C) the 112,500 shares of Common Stock issuable upon the exercise of warrants.

As of the date hereof, Jayhawk Institutional beneficially owns 1,743,192 shares of Common Stock (which includes 690,692 of Common Stock receivable upon conversion of 159,550 shares of Class C Preferred Stock), which represents 12.4% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,743,192 shares beneficially owned by Jayhawk Institutional by (ii) the sum of (A) 12,510,808 shares of Common Stock outstanding as of October 31, 2003 based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2003, (B) the 1,401,081 shares of Common Stock receivable upon conversion of the Class C Preferred Stock and (C) the 112,500 shares of Common Stock issuable upon the exercise of warrants.

As of the date hereof, Jayhawk Investments beneficially owns 370,562 shares of Common Stock (which includes 370,562 shares of Common Stock receivable upon conversion of 85,600 shares of Class C Preferred Stock), which represents 2.6% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 370,562 shares beneficially owned by Jayhawk Investments by (ii) the sum of (A) 12,510,808 shares of Common Stock outstanding as of October 31, 2003 based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2003, (B) the 1,401,081 shares of Common Stock receivable upon conversion of the Class C Preferred Stock and (C) the 112,500 shares of Common Stock issuable upon the exercise of warrants.

(b) Mr. McCarthy, as manager of Jayhawk, has the sole power to vote and dispose of the Shares beneficially owned by Jayhawk, Jayhawk Investments and Jayhawk Institutional.

(c) On November 1, 2003, Jayhawk Investments exchanged 54,700 shares of Class C Preferred Stock for a non-controlling interest in another entity for $40 per share. On December 4, 2003 Mr. McCarthy sold 30,000 shares of Common Stock for $5.95 per share for an aggregate sale price of $178,500. On January 2, 2004, Jayhawk Institutional sold 25,000 shares of Common Stock for $6.25 per share for an aggregate sale price of $156,250. On January 6, 2004, Jayhawk Institutional sold 47,500 shares of Common Stock for $6.1061 per share for an aggregate sale price of $290,039.75. On January 7, 2004, Jayhawk Institutional sold 35,000 shares of Common Stock for $6.01 per share for an aggregate sale price of $210,350.

(d) Not Applicable.

(e) Jayhawk Investments’ beneficial ownership in the Issuer dropped below 5% on May 1, 2002, when it transferred Class C Preferred Stock to Jayhawk Institutional.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement dated as of January 9, 2001.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2004

JAYHAWK INSTITUTIONAL PARTNERS, L.P.

By:	Jayhawk Capital Management, L.L.C.,
Its general partner

By:	/s/ Kent C. McCarthy

Kent C. McCarthy, Manager

JAYHAWK INVESTMENTS, L.P.

By:	Jayhawk Capital Management, L.L.C.,
Its general partner

By:	/s/ Kent C. McCarthy

Kent C. McCarthy, Manager

JAYHAWK CAPITAL MANAGEMENT, L.L.C.

By:	Kent C. McCarthy

Kent C. McCarthy, Manager

/s/ Kent C. McCarthy

Kent C. McCarthy